UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2026

Katharyn Field
Chief Executive Officer
iSpecimen Inc.
8 Cabot Road, Suite 1800
Woburn, MA 01801

Re: iSpecimen Inc.
Registration Statement on Form S-3
Filed June 04, 2026
File No. 333-296512

Dear Katharyn Field:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Benjamin E. Sklar, Esq.